ITEM 77E

LEGAL PROCEEDINGS

Since October 2003, Federated and related entities
 (collectively, "Federated"), and various Federated funds
("Funds"), have been named as defendants in several class action lawsuits now pending in the United States District Court for the District of Maryland. The law suits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-s ponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timi ng and late trading in concert with certain institutional traders, which allegedly caused financial injury to th e mutual fund shareholders. These lawsuits began to be filed shortly after Federated's first public announcem ent that it had received requests for information on shareholder trading activities in the Funds from the SE
C, the Office of the New York State Attorney
General ("NYAG"), and other authorities. In that regard
, on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three Federat ed subsidiaries involving undisclosed market timing arrangements and late trading. The SEC made fin dings: that Federated Investment Management
Company ("FIMC"), an SEC-registered investment adviser
 to various Funds, and Federated Securities
Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment
Advisers Act and Investment Company Act by approving, b ut not disclosing, three market timing arrangements, or the associated conflict of interest betw een FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated Shareholder
Services Company, formerly an SEC-registered transfer age nt, failed to prevent a customer and a Federated employee from late trading in violation of provisions of t he Investment Company Act. The NYAG found that such conduct violated provisions of New York State la
w. Federated entered into the settlements without admitting or denying the regulators' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds a s determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorge ment and a civil money penalty in the aggregate amount of an additional $72 million and, among other thin gs, agreed that it would not serve as investment adviser to any registered investment company unless (i) at least 75% of the fund's directors are independent of Federated, (ii) the chairman of each such fund is inde pendent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of the fund or committee, respectively, and (iv) the fund appoi nts a "senior officer" who reports to the independent trustees and is responsible for monitoring compl iance by the fund with applicable laws and fiduciary duties and for managing the process by which manag ement fees charged to a fund are approved.
The settlements are described in Federated's announcement whi ch, along with previous press releases and related communications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendants in seve ral additional lawsuits that are now pending in the United States District Court for the Western District
 of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein Shap iro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federa ted and the Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal defendants). Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expense s, and future potential similar suits is uncertain. Although we do not believe that these lawsuits wil l have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse pu blicity and/or other developments resulting from the regulatory investigations will not result in increas ed Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.